HELMERICH & PAYNE, INC.

1437 South Boulder Avenue

Tulsa, Oklahoma 74119

(918) 742-5531

VIA EDGAR

March 15, 2018

Mr. Ethan Horowitz

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4628

100 F Street N.E.

Washington, D.C. 20549

RE:              Helmerich & Payne, Inc.

Form 10-K for the Fiscal Year Ended September 30, 2017

Filed November 22, 2017

File No. 001-04221

Dear Mr. Horowitz:

Helmerich & Payne, Inc., a Delaware company (the “Company”), hereby responds to the comment (the “Comment”) of the staff (the “Staff”) set forth in the Staff’s letter dated March 6, 2018 (the “Comment Letter”) in relation to the above-referenced Form 10-K. Set forth below in this letter is the Company’s response to the Comment raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter the Comment. All references to page numbers correspond to the page numbers in the Company’s above-referenced Form 10-K.

Form 10-K for the Fiscal Year Ended September 30, 2017

Notes to Consolidated Financial Statements, page 54

Note 1 — Summary of Significant Accounting Policies, page 54

Valuation of Long-Lived Assets, page 56

1.              You disclose on page 11 that you assessed your idle drilling rigs as of September 30, 2017 and determined no additional impairment charges were necessary. Describe, in reasonable detail, the methodologies, estimates and assumptions underlying your assessment, including the extent to which assets were grouped and the basis for any such grouping. As part of your response, explain how your assessment took into consideration factors such as historical and future expectations for rig utilization levels and rig fleet status, the continued decline in your backlog and increase in the percentage of such backlog not reasonably expected to be filled.

In this regard, we note that your investor presentation dated October 4, 2017 indicated that 55% of available rigs were contracted as of October 4, 2017 and that in your International Land Operations, 22 of 38 rigs were idle as of October 4, 2017. See FASB ASC paragraphs 360-10-35-23 and 360-10-35-29 through 360-10-35-35.

As indicated in Note 1 to our consolidated financial statements (page 56) and in the critical accounting policies and estimates section of management’s discussion and analysis of financial condition and results of operations (page 41) of our Form 10-K for the year ended September 30, 2017, the Company’s policy is to review long-lived assets for impairment in accordance with the guidance in ASC section 360-10-35 whenever events or changes in conditions indicate that the carrying value of such assets may not be recoverable. This assessment considers our determination of asset groupings in accordance with ASC paragraphs 360-10-35-23 through 360-10-35-24.

The Company groups its long-lived assets at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. In our determination of asset groupings, drilling rigs are categorized by rig class (e.g., FlexRig3, FlexRig4, FlexRig5, Conventional 3,000 hp SCR, 3,000 hp AC, <2,500 hp SCR, etc.) as the rigs within each class have similar capabilities and market application and are typically interchangeable within the class. Each rig class is uniquely suited to a particular range of well depths and drilling site conditions and has significant asset standardization, such that rigs within the same class may be substituted to satisfy a customer’s drilling requirements and components of drilling rigs within the same rig class are regularly transferred between rigs. As an example, if a customer requests a FlexRig3 via a bid process, we can designate any of our FlexRig3 rigs to fulfill that bid (e.g., a currently operating rig, a rig operating in another shale play, or a rig not currently operating). Further, management markets and manages rigs by rig class, and given the interchangeability of rigs within a rig class, we primarily forecast our cash flows by rig class for business planning purposes. The utilization rates, an indicator of supply and demand, and the dayrates for rigs generally trend together within our rig classes. Our intent is to maximize the overall cash flows of the business through the utilization/dayrates of our assets at the asset group level.

While drilling rigs are highly mobile and can be transferred between various locations, basins and countries, factors such as distance, transportation costs and country regulations may influence transfer decisions. Thus, in addition to the categorization by rig class, asset groupings are further distinguished based on target markets delineated between U.S. land, international land, and offshore, primarily due to these factors of distance, transportation costs, and regulatory considerations as well as variances in margin profiles. International operations tend to involve greater per day expenses, and the Company assigns more capital spares to these operations to minimize downtime due to longer delays in receipt of necessary components. As a result, international rigs generally have higher invested costs and more inherent risks, which the Company considers when negotiating dayrates for these rigs. Offshore operations are economically different from land operations, as offshore fleets are typically not as quickly impacted by short-term changes in crude oil and natural gas prices due to the relatively longer lead-time and higher project costs. We considered the nature of the domestic and international markets for our classes of land rigs, including different potential economics (revenues, utilizations and cash flows), differing potential drilling needs, and the necessity to separately manage and negotiate rigs in foreign jurisdictions, concluding there is no interdependency of cash flows between these target markets.

The delineation by rig class and overall market/type of drilling reflects the way that Company management views and manages its contract drilling business, as well as the way the assets within each of these groups are marketed to generate cash flows. In total, the Company has ten rig asset groups across its fleet.

The Company’s asset impairment recoverability test is conducted in accordance with ASC section 360-10-35. As defined in ASC paragraphs 360-10-35-29 and 360-10-35-31, estimates of future cash flows used in the recoverability tests are directly associated with and are expected to arise as a result of the use and eventual disposition of the rig class and are projected only for the remaining useful life of the asset group. Where warranted, the Company applies a range of estimated possible future cash flows in the form of a probability-weighted scenario analysis, as allowable in ASC paragraph 360-10-35-30. Cash flows used in these assessments are on an undiscounted basis, as required.

During the development of cash flows used in the recoverability test, the Company considers trends in historical and projected utilization, margin, and cash flows by asset group. Current utilization rates and cash flows to be generated under existing long-term customer contracts are considered, while the remaining cash flows are estimated by rig class for uncontracted periods based on forecasted future market conditions, including forecasted utilization and margin. Future market conditions are substantiated using a combination of sell-side analysts’ expectations of commodity prices and drilling activity as we have determined there is a strong historical correlation between commodity prices and drilling rig utilization rates and margins. Multiple scenarios are prepared to weight possible future cash flows using high, mid, low and ultra-low expectations of future commodity prices and rig counts.

The drilling business is cyclical, driven by customer demand and influenced by trends in crude oil and natural gas commodity prices. These factors influence near-term rig utilization levels and backlog, but do not necessarily represent a fundamental shift in the long-term outlook of our business. When availability of rigs becomes a concern or when commodity prices are expected to increase, customers may seek to enter into multi-year or multi-rig contracts to lock in supply, and when rig availability is not a concern or when commodity prices are expected to decrease, customers tend to prefer to execute short-term, or single rig, (e.g., “spot”) contracts to maintain cash flow flexibility. The duration of long-term drilling contracts tends to be longer for new build rigs and shorter for already constructed rigs. Short-term contracts do not create backlog; thus, the relative mix of short- versus long-term contracts greatly influences our backlog at any point in time but is not, in and of itself, indicative of expectations of our future revenues. As disclosed in Note 1 to our consolidated financial statements (page 56), beginning in the first fiscal quarter of fiscal 2015 and continuing into fiscal 2016, domestic and international oil prices declined significantly but have since largely stabilized at lower levels. This decline in pricing resulted in lower demand for our drilling services. Thus, since that time, we have been continually monitoring our rig fleet for potential impairment, recognizing asset impairment charges of $39.2 million and $6.3 million during fiscal years 2015 and 2016, respectively. Since that time, as commodity prices have stabilized and improved over their 2016 lows, we have seen significant improvement in our U.S. land rig utilization levels, while International land and offshore utilization levels, which generally lag U.S. land utilization recoveries, have stabilized and are showing positive trends.

Specifically, during the fourth quarter of fiscal 2017, two of the Company’s asset groups were the subject of an ASC 360 impairment recoverability test — the Domestic FlexRig4 asset group and the International FlexRig4 asset group. The undiscounted cash flows of both asset groups exceeded the respective carrying amount of each asset group; thus, no impairment was indicated. The remaining asset groups were determined to not have impairment indicators during the fourth quarter of fiscal 2017 due to strong utilization and margin or improving utilization and margin compared to prior analyses and the improved overall industry outlook.

The 22 idle international rigs referenced in our October 4, 2017 investor presentation fall within four separate asset groups. Seven of the 22 idle international rigs are within the International FlexRig4 group that was evaluated for impairment during the fourth quarter of fiscal 2017. The remaining 15 rigs fall within three other asset groups for which impairment indicators were not present during the fourth quarter of fiscal 2017.

We regularly monitor the accuracy of our cash flow projections on a look-back basis, such that, we periodically refine our methodology of estimating undiscounted future cash flows. The cash flow estimates and underlying significant assumptions used for impairment analysis purposes are consistent with those used in our short- and long-term financial planning. Thus, we confirm they remain consistent with the assumptions applied in developing other information used by the Company in accordance with ASC paragraph 360-10-35-30.

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us should you require further information or have any questions.

Very truly yours,

/s/ Juan Pablo Tardio
Juan Pablo Tardio
Vice President and Chief Financial Officer
Helmerich & Payne, Inc.

cc:                                Pankaj Sinha

Skadden, Arps, Slate, Meagher & Flom, LLP